W. John McGuire

202.739.5856

wjmcguire@morganlewis.com

March 18, 2004

VIA EDGAR CORRESPONDENCE

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Re:	iShares Trust – iShares NYSE Composite Index Fund and iShares NYSE 100 Index Fund

Post Effective Amendment No. 28 (File Nos. 333-92935 and 811-09729)

Dear Mr. O’Connor:

This letter responds to your comments to the iShares Trust (the “Trust”) January 14, 2004 Post Effective Amendment (“PEA”) No. 28 filing introducing the iShares NYSE Composite Index Fund and the iShares NYSE 100 Index Fund (each a “Fund,” and together the “Funds”), each a series of the Trust. Below is a summary of your comments, as well as our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Trust’s PEA.

1.	Comment. Please confirm that the Funds reserve the right to invest in ADRs rather than in component securities of the Underlying Index (“Component Securities”), and that the exemptive relief given to the Trust permits the Funds to invest in these ADRs.

Response.    The Funds do not intend to invest in ADRs of Component Securities of their corresponding Underlying Index, but instead will invest in the actual Component Securities which may include ADRs. The NYSE Composite Index contains a large percentage of ADRs. The iShares NYSE Composite Index Fund therefore will invest in ADRs. The NYSE 100 Index does not currently contain ADRs, although the Fund reserves the right to invest in ADRs. We believe that the Trust is permitted to invest in ADRs generally, and we currently have on file with the Securities and Exchange Commission an exemptive application that clarifies that each series of the Trust may, and to the extent necessary seeks amended orders to permit the funds to, specifically invest in ADRs.

Mr. James E. O’Connor

March 18, 2004

2.	Comment. Please disclose any special or additional risks associated with a Fund’s purchase of ADRs.

Response.    We do not believe that the NYSE-listed ADRs in which the Funds may invest possess any special or additional risks beyond those risks already disclosed in the registration statement.

3.	Comment. Please explain why the investment advisory fee is different for each Fund, considering that the Funds are benchmarked to relatively similar indices.

Response.    Although the Funds track NYSE indices, the Funds, and the indices they track, are not particularly similar. For example, the NYSE Composite Index includes a broad spectrum of approximately 2,000 large, mid and small capitalization companies, as well as ADRs, REITs and tracking stocks. The NYSE U.S. 100 Index, on the other hand, includes only 100 of the largest and most liquid stocks traded on the NYSE. This makes it more burdensome to manage and operate an ETF based on the NYSE Composite Index than an ETF based on the NYSE U.S. 100 Index. As a result, the investment advisory fee for the iShares NYSE Composite Index Fund is higher than the investment advisory fee for the iShares NYSE 100 Index Fund.

4.	Comment. In the SAI, please provide additional detail regarding the material factors and the conclusions with respect thereto reached by the Board of Trustees when approving the Investment Advisory Agreement.

Response.    We have not provided additional disclosure. We believe that the disclosure in the SAI under the heading Approval of Investment Advisory Contract complies with the requirements of Item 13(b)(10) of Form N-1A. Further, the disclosure is consistent with the record in the minutes of the Board meeting in which the Board approved the Investment Advisory Agreement.

We appreciate your efforts in promptly providing comments on this post-effective amendment. If you have any additional comments or questions, please call me at 202-739-5654 or Lisa Chaikin Hamman at 202-739-5116 .

Sincerely,

/s/ W. John McGuire

W. John McGuire

cc:	Richard F. Morris, Esq.

Lisa Chaikin Hamman, Esq.